THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

SUBSCRIPTION AGREEMENT

Simkins Brothers' Sweets, LLC
Series A-1 Units

THIS SUBSCRIPTION AGREEMENT (this "Subscription Agreement") is entered into to be effective as of [EFFECTIVE DATE] between SIMKINS BROTHERS' SWEETS, LLC an Arkansas limited liability company, d/b/a NATURAL WAY FOOD GROUP (the "Company"), and the subscriber executing this Subscription Agreement below (the "Subscriber").

RECITALS:

A. The Company is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "Portal") website, as the same may be amended from time to time (the "Form C") and the Offering Statement, which is included therein (the "Offering Statement").

B. The Company is offering to both accredited and non-accredited investors up to 9,119 Series A-1 Units of membership interest in the Company (the "Units") at a purchase price of $117.3333 per Unit (the "Purchase Price"). The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 6.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

C. Subscriber hereby acknowledges and agrees that the Units, and Subscriber's ownership thereof, shall be subject to and bound by the terms and conditions of the Amended & Restated Operating Agreement of the Company, a copy of which is attached hereto as Exhibit A and incorporated herein by this reference (the "Operating Agreement").

AGREEMENTS:

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Subscription Agreement hereby agree as follows:

1. Purchase. The Company shall sell to Subscriber, and the Subscriber shall purchase from the Company the number of Series A-1 Units in exchange for the Purchase Price.

2. Subscription. Subject to the terms and conditions of this Agreement, Subscriber hereby irrevocably subscribes for and agrees to purchase (the "Subscription") the number of Units set forth below multiplied by the Purchase Price in the manger set forth on the Form C and Offering Statement. Subscriber acknowledges and agrees that in order to induce the Company to accept the Subscription, the Subscriber has made the representations and warranties set forth in Section 4 of this Agreement.

3. Regulation Crowdfunding Statement. Subscriber acknowledges that the Units represent ownership in a privately held company and have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold except in compliance with the Securities Act, and specifically the Regulation Crowdfunding exemption therefrom, and all applicable state securities laws.

4. Representations, Warranties and Agreements of Subscriber. In connection with the issuance of the Units hereunder, Subscriber represents and warrants to the Company, and agrees and acknowledges, that:

(a) The execution, delivery and performance of this Subscription Agreement by Subscriber does not and shall not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Subscriber is a party or any judgment, order or decree to which such Subscriber is subject.

(b) Subscriber has read and understands the terms and conditions of the Operating Agreement and agrees to be bound thereby.

(c) Subscriber's interest in the Company is intended to be and is being acquired solely for its own account for the purpose of investment and not with a view to any sale or other distribution of all or any party thereof in violation of the Securities Act or any applicable state or foreign securities laws.

(d) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering

Statement, and in this Agreement. Subscriber's knowledge and experience in financial and business matters are such that it is capable of evaluating the risks of making the investment contemplated hereby. Subscriber understands there is no guaranty of any particular profit, results or financial outcome from the operations of the Company or Subscriber's investment in the Company. Subscriber is able and is prepared to bear the economic risk of making its capital contribution and to suffer a complete loss of its investment.

(e) The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement.

(f) The Subscriber has (either alone or together with those persons retained by the Subscriber) knowledge, skill and experience in financial, business and investment matters relating to an investment of this type and is capable of evaluating the merits and risks of such an investment and protecting the Subscriber in connection with an investment in the Units. The Subscriber has evaluated the risks of investing in the Company, understands there are substantial risks of loss incidental to the purchase of Units and has determined that the Units are a suitable investment for the Subscriber.

(g) The Subscriber has, to the extent deemed necessary by the Subscriber and at the Subscriber's own expense, retained and relied upon appropriate professional advice regarding the investment, tax, legal, business and other merits and consequences of an investment in the Units. The Subscriber has not received, and is not relying on, any investment, legal, business, tax or other advice from the Company, its legal counsel, or its other representatives relating to the investment in the Units.

(h) The Units hereby subscribed are being acquired by the undersigned in good faith solely for its own personal account, for investment purposes only, and are not being purchased for resale, resyndication, distribution, subdivision or fractionalization thereof.

(i) The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(j) No person or entity, other than the Company, has been authorized to give any information or to make any representations or warranties on behalf of the Company in connection with the Subscriber's purchase of the Units, and if given or made, such information, representations or warranties cannot and have not been relied upon by the Subscriber as having been made or authorized by the Company.

(k) If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction.

5. Representations and Warranties of the Company. The Company hereby represents and warrants to Subscriber that:

(a) The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Arkansas.

(b) The Company has the requisite power and authority to execute, deliver and carry out the transaction contemplated herein.

(c) The Units that are being acquired by Subscriber, when issued and delivered in accordance with the terms of this Subscription Agreement for the consideration expressed herein, will be duly and validly authorized and issued, fully paid, and nonassessable, and will be free of restrictions on transfer other than restrictions on transfer under the applicable state, federal and foreign securities laws and pursuant to the Operating Agreement.

6. Purpose of the Company. The Subscriber acknowledges and agrees that the Company's purpose is to own and operate a consumer food products company and all activities related thereto.

7. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Arkansas, without giving effect to any rules, principles or provisions of choice of law or conflicts of laws.

8. Transferability. The Subscriber agrees not to transfer or assign this Subscription Agreement, or any interest herein, and further agrees that the assignment and transfer of the Units acquired pursuant hereto shall be made only in accordance with this Subscription Agreement, the Operating Agreement, and all applicable laws.

9. Acknowledgments of the Subscriber. There have been no representations, guarantees, or warranties made to the Subscriber by the Company, its agents or employees, or any other person, expressly or by implication, with respect to:

(a) The length of time that will be required to remain as owner of the Units;

(b) The percentage of profit and amount of or type of profit, or either of these, to be realized, if any, as a result of this investment in the Units; or

(c) The possibility that the past performance or experience on the part of the Company, any securities broker or finder, their partners, salesmen, associates, agents or employees or of any other person, might in any way indicate the predictable results of the ownership of the Units.

10. Continuing Effect of Representations, Warranties, and Acknowledgments. The representations, warranties and acknowledgments of Subscriber set forth herein are true and accurate as of the date of execution of this Subscription Agreement and shall be true and accurate as of the date of delivery of the funds to the Company pursuant to Section 2, and shall survive such delivery. If such representations, warranties, and acknowledgments shall not be true and accurate prior to the delivery of the funds, the Subscriber shall give immediate written notice of such fact to the Company, specifying which representations, warranties, and acknowledgments are not true and accurate and the reasons therefor.

11. Entire Agreement. This Subscription Agreement constitutes the entire understanding and agreement among the parties to this Subscription Agreement with respect to the subject matter. There are no agreements, understandings, restrictions, representations or warranties among the parties other than those set out in this Subscription Agreement. The recitals set forth on the first page of this Agreement are incorporated herein.

12. Counterparts. This Subscription Agreement may be executed in separate counterparts (by facsimile, photo, e-signature or other electronic means), each of which shall be an original and all of which taken together shall constitute one and the same agreement.

[*Remainder of Page Intentionally Left Blank – Signature Page Follows*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Units: [UNITS]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Simkins Brothers Sweets LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited